SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year ended December 31, 2006

OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

Commission file number 333-51434

INVESTMENT PLAN FOR FORMER CHRIS-CRAFT/ UTV

EMPLOYEES

2121 Avenue of the Stars, Suite 647

Los Angeles, CA 90067

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

NEWS CORPORATION

1211 Avenue of the Americas

New York, New York 10036

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

Investment Plan for Former Chris-Craft /UTV Employees

Financial Statements and Supplemental Schedule

As of December 31, 2006 and 2005

and for the year ended December 31, 2006

Report of Independent Registered Public Accounting Firm

To the Plan Committee of the

Investment Plan for Former Chris-Craft/UTV Employees

We have audited the accompanying statements of net assets available for benefits of Investment Plan for Former Chris-Craft/UTV Employees as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California

June 25, 2007

Investment Plan for Former Chris-Craft/UTV Employees

Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Investments, at fair value	$21,429,841	$18,716,920

Total assets	21,429,841	18,716,920

Net assets available for benefits	$21,429,841	$18,716,920

See accompanying notes.

Investment Plan for Former Chris-Craft/UTV Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions:
Dividends and interest income	$350,138
Net appreciation in fair value of investments	5,094,606

Total additions	5,444,744

Deductions:
Benefits paid to participants	2,731,823

Net increase	2,712,921

Net assets available for benefits, beginning of year	18,716,920

Net assets available for benefits, end of year	$21,429,841

See accompanying notes.

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements

December 31, 2006

1. Plan Description

The following description of the Investment Plan for Former Chris-Craft/UTV Employees (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

The Plan is a defined contribution plan sponsored by Fox Entertainment Group, Inc. (the Plan Sponsor and the Company). The purpose of the Plan is to provide participants the opportunity to maintain their account balances in the Plan and provide them a choice of diverse investment options, including a choice of a financial interest in the Plan Sponsor’s parent, News Corporation, through ownership of Class A Non-Voting Common Stock. This type of Plan is generally referred to as an Employee Stock Purchase Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective July 31, 2001, the Plan was frozen and employee deferrals and employer matching contributions were no longer made to the Plan. The Plan Sponsor intends for the Plan to remain frozen indefinitely until such time as the Plan is terminated.

Effective January 1, 2002, the Plan adopted various Internal Revenue Service mandated and optional provisions of the Economic Growth and Tax Relief Reconciliation Act (EGTRRA).

Vesting

Participants are 100% vested in their contributions and in the employer matching contributions.

Management of Trust Funds

Fidelity Management Trust Company (Fidelity) is the Trustee. The Plan provides for administration by a committee of at least two individuals appointed by the Board of Directors.

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements (continued)

1. Plan Description (continued)

Participant Accounts

Each participant account is credited with the participant’s contributions and the related allocation of the Company’s contribution that were allowed prior to August 1, 2001, and debited for any distributions. Investment gains, losses and expenses are allocated based on the participant’s account balance in each fund.

Administrative Expenses

The Company may, at its discretion, elect to pay the administrative expenses of the Plan. Plan expenses paid by the Company and the Plan were not significant for the year ended December 31, 2006.

Investment Options

Participants may direct their investment balances at any time, subject to the trading restrictions imposed by the registered investment companies, among various investment options outlined in the Summary Plan Description. During the year ended December 31, 2006, the Plan added the following investment options: the Fidelity Freedom 2045 fund, and the Fidelity Freedom 2050 fund.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentration of credit risk and market risk is dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preferences.

The Plan’s investment in News Corporation Class A Non-Voting Common Stock amounted to $16,487,560 and $14,312,707 as of December 31, 2006 and 2005, respectively. Such investments represented approximately 77% and 76% of the Plan’s total net assets as of December 31, 2006 and 2005, respectively. For risks and uncertainties regarding News Corporation, participants should refer to the June 30, 2006 News Corporation Annual Report as included in Form 10-K filed on August 23, 2006 and other periodic filings that News Corporation filed with the Securities and Exchange Commission.

Investments in News Corporation Class A Non-Voting Common stock, mutual funds and money market funds are exposed to various risks such as the financial condition of News Corporation, interest rate, market and credit. Due to the level of risk associated with certain securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in News Corporation Class A Non-Voting Common Stock and mutual funds are valued at quoted market prices, which represent the net asset value of the shares held by the Plan at December 31, 2006 and 2005.

Purchases and sales are recorded on a trade date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments

All realized and unrealized appreciation (depreciation) in the fair value of investments is shown in the accompanying Statement of Changes in Net Assets Available for Benefits as net appreciation in fair value of investments.

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Payment of Benefits

Benefits are recorded when paid.

3. Investments

News Corporation Class A Non-Voting Common Stock shares are listed on the NYSE and traded under the symbol “NWS.A.”

Included in dividend and interest income on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006 were dividends of $102,825 on the News Corporation Class A Non-Voting Common Stock.

The following table presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2006	2005
Common Stock:
News Corporation Class A Non-Voting Common Stock	$16,487,560	$14,312,707
Mutual Funds:
Fidelity Money Market Fund	$3,161,972	$3,110,299

During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought, sold and held during year) appreciated in value as follows:

News Corporation Class A Non-Voting Common Stock	$4,993,334
Mutual funds	101,272

Net appreciation in fair value of investments	$5,094,606

4. Distributions to Participants for Terminations and Withdrawals

Benefits to participants or beneficiaries, in the event of death, termination of employment or withdrawal from the Plan are payable in cash or for holdings in News Corporation Class A Non-Voting Common Stock payable in whole shares with fractional shares of stock payable in cash.

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 22, 2002, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

6. Expenses of the Plan

Participants’ accounts are charged for brokerage fees and transfer taxes incurred by Fidelity in connection with the purchase of News Corporation Class A Non-Voting Common Stock. The Plan provides that other expenses incurred in connection with its administration may also be charged to participants’ accounts. However, such expenses have been paid by the Plan Sponsor for the year ended December 31, 2006.

7. Party-in-Interest Transactions

The Plan engages in certain transactions involving Fidelity, the Plan’s Trustee, and News Corporation, Fox Entertainment Group’s parent. Both Fidelity and News Corporation are parties-in-interest as defined by ERISA. These transactions involve the purchase and sale of News Corporation’s common stock and investing Plan monies in money market and mutual funds managed by Fidelity or its related affiliates. Fees paid by the Plan Sponsor to Fidelity, or its affiliates, for the year ended December 31, 2006 were not significant. Investments managed by Fidelity amounted to $4,415,253 and $3,976,493 as of December 31, 2006 and 2005, respectively.

8. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate or amend the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participant account balances would be distributed as soon as administratively practicable.

Supplemental Schedule

Investment Plan for Former Chris-Craft/UTV Employees

EIN: 20-2141557                Plan Number: 009

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2006

	Identity of Issue	Description of Investment	Current Value
	Common Stock:
*	News Corporation	News Corporation Class A Non-Voting Common Stock	$16,487,560
	Mutual Funds:
*	Fidelity Management Trust Company	Money Market Fund	3,161,972
	PIMCO	Total Return Fund	232,524
*	Fidelity Management Trust Company	Spartan US Equity Index Fund	225,935
*	Fidelity Management Trust Company	Mid-Cap Stock Fund	354,220
*	Fidelity Management Trust Company	Equity Income Fund	196,709
*	Fidelity Management Trust Company	Puritan Fund	118,925
	American Funds	Europac Growth R4	238,419
*	Fidelity Management Trust Company	Magellan Fund	57,873
	Mairs & Power	Growth Fund	56,085
*	Fidelity Management Trust Company	Freedom 2015 Fund	200,467
*	Fidelity Management Trust Company	Freedom 2020 Fund	94,391
*	Fidelity Management Trust Company	Freedom 2025 Fund	3,899
*	Fidelity Management Trust Company	Cash Reserve Fund	862

			$21,429,841

*	Party-in-interest as defined by ERISA.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INVESTMENT PLAN FOR FORMER CHRIS- CRAFT/UTV EMPLOYEES

By:	/s/ Lynn L. Franzoi
Lynn L. Franzoi
Senior Vice President, Benefits,
Fox Entertainment Group, Inc.

Date: June 27, 2007

EXHIBITS

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP